APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Above All Fitness
Income Statement - unaudited
For the periods ended 12/31/19

	Current Period
	1/1/2019 - 12/31/2019
REVENUES	
Sales	$ 53,892.00
Other Revenue	-
TOTAL REVENUES	**53,892.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	53,892.00
OPERATING EXPENSES	
Advertising and Promotion	1,047.00
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	-
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	8,418.00
Office Supplies	-
Repairs and Maintenance	823.00
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	4,200.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	14,488.00

OPERATING PROFIT (LOSS)   39,404.00

INTEREST (INCOME), EXPENSE & TAXES
Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 39,404.00

Above All Fitness
Balance Sheet - unaudited
For the period ended 12/31/2019

	Current Period
	31-Dec-19
ASSETS	
Current Assets:	
Cash	$ 12,561.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	12,561.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 12,561.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		12,561.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		12,561.00
TOTAL LIABILITIES & EQUITY	$	**12,561.00**
Balance Sheet Check		-

Above All Fitness
Income Statement - unaudited
For the periods ended 12/31/20

	Current Period
	1/1/2020 - 12/31/2020
REVENUES	
Sales	$ 74,268.00
Other Revenue	-
TOTAL REVENUES	**74,268.00**
COST OF GOODS SOLD	
Cost of Sales	-
Supplies	-
Other Direct Costs	-
TOTAL COST OF GOODS SOLD	-
GROSS PROFIT (LOSS)	74,268.00
OPERATING EXPENSES	
Advertising and Promotion	1,047.00
Bank Service Charges	-
Business Licenses and Permits	-
Computer and Internet	-
Depreciation	-
Dues and Subscriptions	591.00
Insurance	-
Meals and Entertainment	-
Miscellaneous Expense	13,876.00
Office Supplies	-
Repairs and Maintenance	823.00
Professional Services - Legal, Accounting	-
Occupancy	-
Rental Payments	12,850.00
Salaries	-
Payroll Taxes and Benefits	-
Travel	-
Utilities	-
Website Development	-
TOTAL OPERATING EXPENSES	29,187.00

OPERATING PROFIT (LOSS)   45,081.00

INTEREST (INCOME), EXPENSE & TAXES

Interest (Income)   -
Interest Expense   -
Income Tax Expense   -
TOTAL INTEREST (INCOME), EXPENSE & TAXES   -

NET INCOME (LOSS) $ 45,081.00

Above All Fitness
Balance Sheet - unaudited
For the period ended 12/31/2020

	Current Period
	31-Dec-20
ASSETS	
Current Assets:	
Cash	$ 46,951.00
Petty Cash	-
Accounts Receivables	-
Inventory	-
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	46,951.00
Fixed Assets:	
Land	-
Buildings	-
Furniture and Equipment	-
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	-
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 46,951.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-

Current Portion of Long-Term Debt		-
Total Current Liabilities		-
Long-Term Liabilities:		
Notes Payable		-
Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		-
EQUITY		
Capital Stock/Partner's Equity		
Opening Retained Earnings		46,951.00
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		46,951.00
TOTAL LIABILITIES & EQUITY	$	**46,951.00**
Balance Sheet Check		-

I, Jose S. Tavares, certify that:

1. The financial statements of above all Fitness Center included in this Form are true and complete in all material respects; and
2. The tax return information of above all Fitness Center included in this Form reflects accurately the information reported on the tax return for above all Fitness Center for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature _Jose S. Tavares_

Name: Jose S. Tavares

Title: CEO/Head Trainer